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                                   TERM SHEET

THIS TERM SHEET ("TERM SHEET") set forth the basic of the Agreement between E.C. Net Manufacturing LLC ("EC") on the one hand, and iChargeit.com ("ICI") on the other hand and is dated February 1_, 1999 for reference purposes.

- INITIATIVES. The relationship will initially be comprised of one initiative to be performed by EC for or in conjunction with ICI and will be embodied by such agreements as appropriate. The Initiatives will include the following:

     - ICI/EC WILL JOINT VENTURE A FULFILLMENT AND DISTRIBUTION CENTER. EC will provide warehousing and staffing through its associates for the purposes of storing the product for the ICI/EC customers. This space will be charged to the customers for a flat rate, to the ICI/EC customer if the minimum number of shipment doesn't occur. EC/ICI will jointly set the pricing for the shipments that will be sent to ICI/EC customers.

     - PRICING AND REVENUE. EC will base price the shipment using the weight and dimension of each item. This base price will cover EC shipping and package and labor cost. All revenues that are received above this base price will be split 50/50 between ICI/EC.

     - ICI will provide EC with 20,000 shares of stock in the name of the owners divided 50/50 to be broken down as follows: 5,000 will be free trading shares and the other 15,000 shares will be 144 shares with a 12-month restriction. All shares will be issued within 60 days of this agreement. This stock will cover the cost if any for ICI privately label stores that use the ICI/EC center, and is a one-time payment. Additionally, ICI will pay EC the Base-shipping on each item that is shipped through ICI privately label Malls from the center. If ICI is not fully SEC reporting by December 1, 1999, ICI will issue EC another 10,000 ____ 144 shares by Dec. 15, 1999.

While the parties may replace this Term Sheet with a more formal set of documents, this Term Sheet is nonetheless a binding agreement between the parties when signed by both of the parties in the space provided below. This Term Sheet will govern the relationship between the parties until. If a more formal agreement is signed, ICI can put out releases and marketing material; all releases and material must be approved by EC before they are sent to the public. ICI may use the address of the center in all print material with the approval of EC before it is printed.


ACCEPTED AND AGREED:

IChargeit.com, Inc.

                                    E.C. Net Manufacturing LCC
By:
   ----------------------------
     Jesse Cohen, CEO

                                    By:  /s/ Darrell Griffith
                                        ---------------------------------------
                                        Darrell Griffith, Senior Vice President